VIROMENT EQUITY, LLC

FINANCIAL STATEMENTS

October 30, 2020

Together with
Independent Auditors' Report

dbbmckennon
Certified Public Accountants.
Registered Firm - Public Company Accounting Oversight Board

Viroment Equity, LLC
Index to Financial Statements

dbbmckennon
Certified Public Accountants
Registered Firm - Public Company Accounting Oversight Board

INDEPENDENT AUDITORS' REPORT

To the Member's
Viroment Equity, LLC

We have audited the accompanying financial statements of Viroment Equity, LLC. (the "Company"), which comprise the balance sheet, statement of operations and member's equity, and statement of cash flows as of October 30, 2020 ("Inception") and the related notes to the financial statements (collectively referred to as "financial statements").

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viroment Equity, LLC as of October 30, 2020 in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has yet to commence its intended operations, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

dbbmckennon

dbb*mckennon*
San Diego, California
November 20, 2020

20321 SW Birch Street, Suite 200 Newport Beach, California 92660-1756 P: 949.200.3280 F: 949.200.3281 www.dbbmckennon.com
Santa Monica Newport Beach San Diego

VIROMENT EQUITY, LLC
BALANCE SHEET

		October 30, 2020
Assets		
Current assets:		
Cash	$	-
Subscription receivable		25,000
Total assets	$	25,000
Liabilities and Member's Equity		
Current liabilities -		
Accounts payable	$	-
Total current liabilities		-
Commitments and contingencies		-
Member's Equity		-
Member's equity		25,000
Total member's equity		25,000
Total liabilities and member's equity	$	25,000

See accompanying notes to the financial statements.

VIROMENT EQUITY, LLC
STATEMENT OF OPERATIONS AND MEMBER'S EQUITY

	October 30, 2020
Revenues	$ -
Operating Expenses -	
General and administrative	-
Total operating expenses	-
Net loss	$ -
Beginning member's equity	-
Subscriptions receivable	25,000
Ending member's equity	$ 25,000

See accompanying notes to the financial statements.

VIROMENT EQUITY, LLC
STATEMENT OF CASH FLOWS

		October 30, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	-
Net cash provided by operating activities		-
Change in cash and cash equivalents		-
Cash and cash equivalents, beginning of period (inception)		-
Cash and cash equivalents, end of period (inception)	$	-
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	-
Cash paid for income taxes	$	-
Non cash investing and financing activities:		
Subscription receivable	$	25,000

See accompanying notes to the financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Viroment Equity, LLC (the "Company") is a Delaware limited liability corporation formed on October 30, 2020 ("Inception"). The financial statements of Viroment Equity, LLC (which may be referred to as the "Company", "we," "us", or "our") included herein are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's operations are expected to be located in the Midwest. The Company will build, own, and lease protein farms.

The Company is 100% owned by Viroment Capital, LLC, see Note 4 for additional information.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Going Concern and Management Plans
The financial statements have been prepared on a going concern basis, which implies that the Company will continue to realize its assets and discharge its liabilities in the normal course of business. As of the date of this filing the Company has yet to commence its intended operations. This factor raises substantial doubt regarding the Company's ability to continue as a going concern. The continuation of the Company as a going concern is dependent upon obtaining the necessary debt and/or equity financing, as well as generating profitable operations from the Company's future operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties
The Company has a limited operating history and has not yet generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy changes, changes to minimum wages and employee benefit requirements, consumer tastes and trends in our product market, negative press, delays in our lease being available or competition from other food and beverage establishments. These adverse conditions could affect the Company's financial condition and the results of its operations.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.
Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 30, 2020. Fair values for these items were assumed to approximate carrying values because of their short-term nature or they are payable on demand.

Cash and Cash Equivalents
The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company is a Limited Liability Corporation (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective share of the Company's taxable income. The Company may pay minimum state franchise taxes at reduced rates. The Company has yet to file a tax return and thus are not currently subject to tax examination by the Internal Revenue Service or state regulatory agencies. The Company has elected to use a December 31st year end.

NOTE 3 – COMMITMENTS AND CONTIGENCIES

Legal
The Company is not currently involved with, and does not know of any, pending or threatened litigation against the Company or any of its officers.

NOTE 4 – MEMBER'S EQUITY

Authorized and Issued
The Company is authorized to issue 14,000,000 Common units ("Common") and 1,500,000 Class A Preferred units ("Class A").

Upon formation, Viroment Capital, LLC committed to contributing $25,000 in exchange for 13,500,000 Common units. As of October 30, 2020, the $25,000 was presented as a subscription receivable on the accompanying balance sheet. On November 4, 2020, the Company received the $25,000 and thus the amount was reflected as a current asset rather than an offset to equity.

Allocation of Profits and Losses, Distributions and Liquidation
With respect to a Common member, the percentage equal to (a) 90 multiplied by (b) a fraction, (i) the numerator if which is the number of Common units held by such member, and (ii) the denominator of which is the aggregate number of Common units held by all members. For clarification, a holder of 13,500,000 Common units would have a common percentage interest of 86.79%, if there are an aggregate of 14,000,000 Common units outstanding and 650,000 Class A units outstanding

With respect to a Class A member, the number of Class A units held by such member multiplied by 0.000006666. For clarification, a holder of 300,000 Class A units would have a Class A percentage interest of 2.00%.

Voting
The Common have one vote for each unit held. The Class A do not have voting rights.

Anti-Dilution

The Class A units are not subject to equity dilution; provided that up to 1,500,000, Class A units may be issued. For clarification, if 1,500,000 Class A units are issued and outstanding, the collective Class A percentage interests will equal 10%, which percentage interest shall not be subject to dilution upon issuance by the Company of additional Common units or units of a new class or series.

<u>Repurchase</u>
The Company retains various provisions, some at their option, related to repurchasing, or the right of first refusal for any transfer of units, of the Class A.

NOTE 5 – SUBSEQUENT EVENTS

See Note 4 for discussion of a subsequent event

Management has evaluated subsequent events through November 20, 2020, the date on which the financial statements were available to be issued.